Exhibit 99.1

NEWS RELEASE

Fortuna to release fourth quarter and full year 2022 financial results on March 15, 2023; Conference call at 12 p.m. Eastern time on March 16, 2023

Vancouver, March 2, 2023 -- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) announces that it will release its financial statements and MD&A for the fourth quarter and full year 2022 on Wednesday, March 15, 2023 after the market closes.

A conference call to discuss the financial and operational results will be held on Thursday, March 16, 2023 at 9:00 a.m. Pacific time | 12:00 p.m. Eastern time. Hosting the call will be Jorge A. Ganoza, President and CEO; Luis D. Ganoza, Chief Financial Officer; Cesar Velasco, Chief Operating Officer - Latin America, David Whittle, Chief Operating Officer - West Africa and Paul Weedon, Senior Vice President, Exploration.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at https://www.webcaster4.com/Webcast/Page/1696/47748 or over the phone by dialing in just prior to the starting time.

Conference call details:

Date: Thursday, March 16, 2023

Time: 9:00 a.m. Pacific time | 12:00 p.m. Eastern time

Dial in number (Toll Free): +1.888.506.0062

Dial in number (International): +1.973.528.0011

Entry code: 839621

Replay number (Toll Free): +1.877.481.4010

Replay number (International): +1.919.882.2331

Replay Passcode: 47748

Playback of the earnings call will be available until Thursday, March 30, 2023. Playback of the webcast will be available until Saturday, March 9, 2024. In addition, a transcript of the call will be archived on the Company’s website.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico and Peru, and a fifth mine under construction in Côte d’Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | www.fortunasilver.com | Twitter | LinkedIn | YouTube